

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Bob Loughran
Chief Financial Officer
Greenidge Generation Holdings Inc.
135 Rennell Drive, 3rd Floor
Fairfield, CT 06890

       Re: Greenidge Generation Holdings Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed March 31, 2023
           Form 10-Q for the Period ending March 31, 2023
           Filed May 15, 2023
           File No. 001-40808

Dear Bob Loughran:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General, page 1

1.   Please provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price. Specifically, to the extent material, discuss in the appropriate sections of future filings, including risk factors, how recent disruptions in the crypto asset markets, including the bankruptcies of FTX and Blockfi, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly.

Key Metrics, page 52

2. You disclose the percent change in average hash rate and average difficulty and then reference these metrics in discussions of the change in revenue in the periods presented. You also disclose that you estimate that the change in average bitcoin price and the increase in the network difficulty reduced cryptocurrency datacenter revenue by approximately 62% and 33%, respectively, while the increase in the average hash rate benefited the cryptocurrency datacenter revenue by approximately 80%. Please tell us, and revise future filings, to disclose the following:
   • Quantify the metrics referenced above in the periods presented;
   • Specifically discuss how the metrics noted above are calculated; and
   • Provide any estimates or assumptions underlying the metric or its calculation.
   Refer to Item 303 of Regulation S-K and SEC Release No. 33-10751.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures and Reconciliations, page 55

3. Please tell us, and enhance future filings, to provide a statement disclosing the reasons why you believe the presentation of the Non-GAAP financial measures "Adjusted Operating (Loss) Income From Continuing Operations" and "Adjusted Net Loss from Continuing Operations" provides useful information to investors regarding the registrant's financial condition and results of operations. Refer to Item 10(e)(i)(3) or Regulation S-K.

Consolidated Statements of Cash Flows, page F-6

4. Please tell us, and revise future filings, to disclose how you classify cash flows related to digital asset activity in the Statement of Cash Flows.

5. Please tell us and enhance future filings to disclose of all non-cash investing and financing activities for the periods presented. Please also provide to us non-cash activities for the three months ended March 31, 2023. Refer to ASC 230-10-50-3.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7

6. Please reconsider, in future filings, the appropriateness of your statement that there is no authoritative or definitive guidance for the accounting for digital assets on pages 34, 60 and F-12. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.

7. We note your disclosure that with regard to your cryptocurrency datacenter revenue, you measure consideration at fair value on the date received, which is not materially different than the fair value at the contract inception or the time you earned the award from the pools. Under ASC 606-10-32-21, you are required to measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the

criteria in ASC 606-10-25-1 are met). Your disclosure that you measure the consideration at fair value when the mining pool operator successfully places a block and you receive confirmation does not appear to comply. Please address the following:

- Tell us how you are able to determine that your policy is not materially different than the fair value at contract inception. Please provide quantitative information supporting this claim.
- Explain to us at what point in time contract inception occurs and explain how you made the determination with appropriate reference to ASC 606.
- Tell us the specific nature of your performance obligation under the contract terms, e.g. computing power or the performance of testing nonces, including the consideration for contract term and or if a series exist. Refer to ASC 606-10-25, paragraphs 14 and 15.
- You disclose that you convert substantially all of the bitcoin earned into U.S. dollars. Explain to us in sufficient detail how you account for these exchanges (including how this impacts your revenue recognition) and where you disclose these exchange transactions.

8. Please tell us, and revise future filings, to include a rollforward of Digital Assets in the periods presented.

9. Please tell us, and revise future filings, to disclose how you determine the quoted price of your digital assets and the market(s) used. Tell us how you identify these market(s). Refer to ASC Topic 820 and ASC 820-10-35-5A.

Note 5. Property and Equipment, Net, page F-20

10. Please tell us, and revise future filings, to expand your disclosures related to the impairment of long-lived assets to include all of the disclosure requirements of ASC 360-10-50-2. Specifically, make sure your response and future filing disclosures address the following:
- The specific categories within property and equipment (i.e. miners, miner facility infrastructure, construction-in-progress, and miner deposits) that were impaired and the specific facts and circumstances that lead to the impairment;
- A more fulsome discussion of the fair value technique used (i.e. market approach) to determine fair value; and
- Enhance your disclosure within Critical Accounting Estimates to provide quantitative and qualitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had on financial condition and results of operations. This information should include critical methods, assumptions, and estimates, how each estimate and/or assumption has changed over the periods, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying your calculation.

<u>Form 10-Q for the period ending March 31, 2023</u>

<u>Note 4. Property and Equipment, page 11</u>

11.   You disclose that as part of the debt restructuring agreement with NYDIG, you sold and transferred $1.1 million bitcoin miner manufacturer coupons. Please tell us whether you have any additional coupons for use or sale, including how you account for these coupons, both upon receipt and then upon sale or transfer. Reference authoritative guidance to support your accounting.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Dave Irving at (202) 551-3321 or Michelle Miller at (202) 551-3368 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Crypto Assets